UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : January 2003 (4)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

News release as filed on SEDAR and disseminated through CCNMatthews as follows:

January 27, 2003:                 Transglobe Energy Corporation Announces Update on Republic of Yemen Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: January 27 , 2003	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE ON REPUBLIC OF YEMEN OPERATIONS

Monday, January 27, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") announces the results from the An Naeem #3 exploration well on Block S-1, in the Republic of Yemen.

Block S-1, Yemen (25.0% working interest)

An Naeem #3, which commenced drilling on December 19, 2002, was drilled to a total depth of 1,623 meters. The well was drilled structurally down dip from the An Naeem #1 and An Naeem #2 gas wells to test a potential oil rim. The An Naeem #3 well encountered the Alif sandstone and tested natural gas at a rate of 3.8 million cubic feet per day (MMcfd) and 12 barrels of condensate per day on a restricted choke from an 8 meter (26 feet) perforated interval. Although the well successfully tested hydrocarbons in the targeted Alif formation, an oil rim was not encountered. The well was temporarily abandoned and suspended as a potential gas condensate producer. The rig is currently moving to the next drilling location at An Nagyah #3. The An Nagyah #3 well is an appraisal of the oil discovery made at An Nagyah #2, announced December 10, 2002.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com